Exhibit 99.3

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the annual report on Form 40-F of Bennett Environmental Inc. for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: May 14, 2003


/s/ Richard Stern
------------------------
Richard Stern
Chief Financial Officer

      A signed original of this written statement required by Section 906 has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.